SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Commission File Number 000-50778

                                  Hemosol Corp.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F  X   Form 40-F
                                                 ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     No  X
    ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.


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The following is included in this Report on Form 6-K:

1.   Material Change Report, dated December 17, 2004.











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                             MATERIAL CHANGE REPORT

                    SECTION 7.1 OF NATIONAL INSTRUMENT 51-102
                        CONTINUOUS DISCLOSURE OBLIGATIONS

ITEM 1:  NAME AND ADDRESS OF COMPANY

         Hemosol Corp. ("Hemosol" or the "Company")
         2585 Meadowpine Blvd.
         Mississauga, Ontario L5N 8H9

ITEM 2:  DATE OF MATERIAL CHANGE

         December 9, 2004

ITEM 3:  NEWS RELEASE

A press release was issued on December 9, 2004 by Hemosol in Toronto, Ontario over Canada NewsWire, a copy of which is attached hereto as Schedule A.

ITEM 4:  SUMMARY OF MATERIAL CHANGE

On December 9, 2004, Hemosol announced that it is expanding its efforts and resources being directed to the commercialization of three key therapeutic protein products: Intravenous Immunoglobulins ("IVIG"), Alpha 1 Proteinase Inhibitor ("A1PI"), and von Willebrand Factor/Factor VIII ("vWF/FVIII"). All of these products will be isolated using the Cascade technology for which Hemosol is the exclusive North American licensee pursuant to its previously announced strategic alliance with ProMetic Life Sciences, Inc. ("ProMetic"). In order to allow it to invest its resources in pursuing these significant, more immediate plasma-based therapeutic protein opportunities, Hemosol has decided to defer further clinical development of HEMOLINK TM (hemoglobin raffimer) at the present time. However, the Company will continue to pursue avenues for the development of HEMOLINK and its broader oxygen therapeutics portfolio, including potential partners, which can provide additional resources.

ITEM 5:  FULL DESCRIPTION OF MATERIAL CHANGE

On December 9, 2004, Hemosol announced that it is expanding its efforts and resources being directed to the commercialization of three key therapeutic protein products: IVIG, A1PI, and vWF/FVIII, a product used by hemophilliacs, all of which will be isolated using the Cascade technology for which Hemosol is the exclusive North American licensee pursuant to its previously announced strategic alliance with ProMetic.

As previously disclosed, Hemosol conducted a series of non-clinical studies on HEMOLINK to determine the mechanism that caused certain adverse cardiovascular related events observed in an earlier U.S. clinical trial. Based on the data derived from these non-clinical studies, Hemosol believes that certain relatively simple modifications related to reducing low molecular weight components of HEMOLINK may be effective. At this time, however, the Company


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believes the resources required to pursue the clinical development of a modified
HEMOLINK would be better invested in the significant, more immediate plasma-based therapeutic protein opportunity discussed above. As a result, Hemosol will defer further clinical development of HEMOLINK at the present time. However, the Company will continue to pursue avenues for the development of HEMOLINK and its broader oxygen therapeutics portfolio, including potential partners, which can provide additional resources.

In addition to its portfolio of oxygen therapeutics, Hemosol is developing a pipeline of protein-based therapeutics to treat certain infectious diseases, cancers and anemia. The Company plans to continue its efforts on establishing proof of concept and preparing the most promising new drug candidates within the portfolio for pre-clinical development and to further generate shareholder value through active partnering and licensing initiatives.

ITEM 6:  RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7:  OMITTED INFORMATION

Not applicable

ITEM 8:  EXECUTIVE OFFICER

For further information, please contact Lee Hartwell, President, Chief Executive Officer, Chief Financial Officer and Secretary of Hemosol at (905) 286-6204.

DATED at Mississauga, Ontario this 17th day of December, 2004.

                                    HEMOSOL CORP.

                                    By /s/ David Bell
                                       -----------------------------------------
                                        David Bell
                                        Vice-President, Drug Development and
                                        Chief Scientific Officer


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Media Release                       Schedule A

                        HEMOSOL PROVIDES CORPORATE UPDATE

- Company to focus on significant plasma-based therapeutic protein opportunity -

TORONTO, DECEMBER 9, 2004 - Hemosol Corp. (NASDAQ: HMSL, TSX: HML) today announced that the Company is expanding its efforts and resources being directed to the commercialisation of three key therapeutic protein products: - Intravenous Immunoglobulins (IVIG), Alpha 1 Proteinase Inhibitor (A1PI), and von Willebrand Factor/Factor VIII (vWF/FVIII), a product used by hemophilliacs - all of which will be isolated using the Cascade technology for which Hemosol is the exclusive North American licensee.

Hemosol believes that these initial products collectively represent the best market opportunity for products isolated using the Cascade. "The Cascade significantly increases protein recovery, which greatly reduces processing time, production costs and provides us with a competitive advantage," said Lee Hartwell, President and CEO, Hemosol Corp. "By using the Cascade to augment our expertise in blood protein development and manufacturing, we look to become a significant supplier of these valuable products."

Hemosol staff have completed training at the American Red Cross facility on the Cascade technology and are in the process of implementing the technology at Hemosol's facility. As expected, significantly higher target protein yields compared to current technology have been met or exceeded at the four-litre development scale and engineering runs on a limited scale will begin at Hemosol's facility in the coming weeks. Hemosol's facility was originally designed for the asceptic processing of blood products, is cGMP compliant and has the capacity to process 500,000 litres of plasma annually using the Cascade at commercial scale - with room for expansion.

The Company expects that Investigational New Drug applications for all three products will be prepared for filing with the US Food and Drug Administration
(FDA) towards the end of 2005 with clinical development activity and commercial scale-up of Hemosol's manufacturing facility commencing thereafter. After completion of successful clinical trials, the Company expects that New Drug Applications could be filed with the FDA in 2007. Hemosol plans to begin commercial production following the appropriate regulatory approvals.

Hemosol is collaborating with the American Red Cross (ARC) and Prometic Life Sciences (Prometic) on the commercial launch of products mentioned above in addition to other products which could be isolated using the Cascade technology. Each group possesses valuable experience and knowledge in the field, and will collaborate on product development and clinical evaluation. Hemosol is currently in discussions with the ARC for the supply of raw plasma and the purchase of finished materials. The Company is also in early-stage discussions with other potential plasma suppliers and product distributors.


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OXYGEN THERAPEUTIC PROGRAM UPDATE

As previously disclosed, Hemosol conducted a series of non-clinical studies on HEMOLINK TM (hemoglobin raffimer), to determine the mechanism that caused certain adverse cardiovascular related events observed in an earlier U.S. clinical trial. Based on the data derived from these nonclinical studies Hemosol believes that certain relatively simple modifications related to eliminating low molecular weight components of HEMOLINK may be effective. At this time however, the Company believes the resources required to pursue the clinical development of a modified HEMOLINK would be better invested in the significant, more immediate plasma-based therapeutic protein opportunity discussed above. As a result Hemosol will defer further clinical development of HEMOLINK at the present time.

The Company continues to believe that the market opportunity for HEMOLINK and its broader oxygen therapeutics portfolio is significant and will continue to pursue avenues for their development, including potential partners, which can provide additional resources. Hemosol has invested considerable intellectual capital in these products and believes that there may be potential for value creation in the longer term.

In addition to its portfolio of oxygen therapeutics, Hemosol is developing a pipeline of protein-based therapeutics to treat certain infectious diseases, cancers and anemia. The Company plans to continue its efforts on establishing proof of concept and preparing the most promising new drug candidates within the portfolio for pre-clinical development and to further generate shareholder value through active partnering and licensing initiatives.

MORE ABOUT THE CASCADE PROCESS

The Cascade process is the first major technological improvement for the extraction of valuable therapeutic products from plasma since the Cohn cold ethanol fractionation process was originally developed for the manufacture of albumin in the 1940's. This novel process based on affinity chromatography, increases protein yields that allow for significant increases in profitability per litre of plasma versus the established methods currently in use. The Cascade process involves passing plasma through a series of affinity chromatography columns that are each highly specific and selective for a different plasma protein. The proteins of interest are captured on each of the different resins, while the unbound plasma components flow through the column and form the feed to the next affinity column. This process allows the individual proteins of interest to be eluted off the affinity columns for subsequent viral inactivation and downstream processing and polishing. Essentially, the Cascade process replaces the backbone of the alcohol fractionation scheme.

The enabling technology behind the Cascade provides the ability to rapidly custom tailor robust chromatography resins to purify specifically targeted proteins/biomolecules from complex solutions, through mimetic ligand screening techniques, developed by Prometic.

ABOUT HEMOSOL

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Hemosol has a broad range of novel therapeutic products in development, including oxygen therapeutics and protein-based therapeutics to treat certain infectious diseases, cancers and anemia.


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For more information visit Hemosol's website at www.hemosol.com.

Hemosol's common shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

Contact:   Jason Hogan
           Investor & Media Relations
           416 361 1331
           800 789 3419
           416 815 0080 fax
           ir@hemosol.com
           www.hemosol.com

Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived there from; Hemosol's ability to obtain additional financing; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.


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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 HEMOSOL CORP.


                                 By:  /s/ Lee D. Hartwell
                                    --------------------------------------------
                                      Name:   Lee D. Hartwell
                                      Title:  President, Chief Executive Officer
                                              and Chief Financial Officer

Date:  December 20, 2004







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